UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM               TO

COMMISSION FILE NUMBER 1-9910

WESTCORP EMPLOYEE STOCK OWNERSHIP AND SALARY SAVINGS PLAN

(FULL TITLE OF THE PLAN)

WESTCORP

23 PASTEUR
IRVINE, CALIFORNIA 92618-3804

(NAME OF ISSUER OF THE SECURITIES HELD PURSUANT
TO THE PLAN AND THE ADDRESS OF ITS
PRINCIPAL EXECUTIVE OFFICE)

SIGNATURE
EXHIBIT INDEX
EXHIBIT 23.1

REQUIRED INFORMATION

1.	Not Applicable.

2.	Not Applicable.

3.	Not Applicable.

4.	Westcorp Employee Stock Ownership and Salary Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Westcorp Employee Stock Ownership and Salary Savings Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

WESTCORP EMPLOYEE STOCK OWNERSHIP AND SALARY SAVINGS PLAN

June 29, 2005	By:	/s/ Robert J.Costantino

Robert J. Costantino Executive Vice President, Chief Financial Officer and Chief Operating Officer

Audited Financial Statements
and Supplemental Schedules

Westcorp Employee Stock Ownership and Salary Savings Plan

Year ended December 31, 2004
with Report of Independent Registered Public Accounting Firm

Westcorp
Employee Stock Ownership and Salary Savings Plan

Audited Financial Statements and Supplemental Schedules

Year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

Plan Committee
Westcorp Employee Stock Ownership and Salary Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Westcorp Employee Stock Ownership and Salary Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) and schedule of reportable transactions as of December 31, 2004 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Irvine, California
June 16, 2005

Westcorp
Employee Stock Ownership and Salary Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003

Assets
Investments at fair value:
Cash and short-term investments	$5,765,675	$4,507,406
Westcorp common stock	71,778,989	65,497,782
Mutual funds	28,979,037	23,961,889
Loans to participants	1,466,895	1,284,663

Total investments	107,990,596	95,251,740

Receivables:
Employer contribution receivable	7,290,788	1,803,123

Total receivables	7,290,788	1,803,123

Net assets available for benefits	$115,281,384	$97,054,863

See accompanying notes.

Westcorp
Employee Stock Ownership and Salary Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2004

Additions

Contributions:
Employee	$6,160,968
Employer	7,790,788

Net investment income:
Interest income	177,311
Dividends	1,234,741
Net realized and unrealized appreciation	17,834,268

Total additions	33,198,076

Deductions
Benefit and withdrawal payments to participants	14,971,555

Net increase	18,226,521

Net assets available for benefits:
Beginning of year	97,054,863

End of year	$115,281,384

See accompanying notes.

Westcorp
Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the Westcorp Employee Stock Ownership and Salary Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, is a defined contribution profit sharing plan that covers substantially all employees of Westcorp and its subsidiaries, and provides for retirement benefits. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Within the Plan, there are two parts, the Employee Stock Ownership Plan (“ESOP”) and the Salary Savings Plan (“SSP”). Westcorp and its subsidiaries (the “Company”) make contributions to these parts as determined by the Plan document, the Company’s Board of Directors, and within the guidelines of ERISA and the regulations of the Internal Revenue Service.

Vesting

Participants are immediately vested in their contributions and ESOP dividend reinvestment account plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service. The participants vest in the Company’s contributions as follows:

	Vested Interest
Years of Service	ESOP	SSP

Less than 1	0%	0%
1	20%	30%
2	40%	60%
3	60%	100%
4	80%
5 or more	100%

Westcorp
Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting (continued)

A participant is 100% vested after five years of service for the ESOP and three years of service for the SSP, or upon attainment of age 65 or in the event of a participant’s death or total disability while still an employee of the Company. Forfeitures are used to reduce the Company’s contributions.

It is the intent of the Company to continue the Plan; however, the Plan may be terminated by the Company at any time. In the event the Plan terminates, the net assets of the Plan will be fully allocated. All participants will vest 100% immediately and will receive their credited balance as of the date of liquidation.

Employee Contributions

Employees may contribute up to 50% of annual earnings, subject to the 2004 limit of $13,000 per the Internal Revenue Code Section 401(g), to the Plan through regular payroll deductions under the 401(k) provisions of the Plan.

Employer Contributions

Employer contributions under the ESOP are at the discretion of the Company’s Board of Directors. Employer contributions for the SSP are matched 100% of the first $500 contributed by the participant to the Plan, and then 50% of participant contributions, not to exceed 6% of participant annual compensation (see Note 6).

Loans to Participants

The Plan allows employees to borrow from their Plan accounts, excluding the ESOP portion. The minimum loan amount is $1,000. The maximum loan amount is 50% of the employee’s vested Plan account balance not to exceed $50,000 at the time the loan is made. Loans are required to be repaid within five years; however, if the purpose of the loan is to purchase a primary residence, the term may be up to 30 years. The loans bear interest at one percent plus the prime rate for the month previous to the loan date. Each loan is secured by the participant’s vested interest remaining in the Plan.

Westcorp
Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Loans to Participants (continued)

Repayments of loan amounts are used to reduce the outstanding principal balance of the loan. Such principal reductions are then allocated among the 12 investment options in the same proportion in which the individual employee’s elective contributions are allocated at the time of loan repayment.

2. Significant Accounting Policies

Basis of Presentation: The accompanying financial statements have been prepared on the basis of U.S. generally accepted accounting principles.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Contributions and Deductions: Contributions by Plan participants are recognized as additions to net assets when the deduction is made from the participants’ wages at the end of each payroll period. In 2002, the Company amended the Plan setting limits on annual participant contributions and limiting annual participant compensation used for Plan allocation purposes. Company contributions for the ESOP portion of the Plan are discretionary. Company contributions are accrued in the year in which they become obligations of the Company by authorization of its Board of Directors.

Benefits due to terminated participants and participant withdrawals are recorded on the date distributions are made.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The common stock shares of Westcorp are valued at their closing price on the New York Stock Exchange as of December 31, 2004 and 2003, respectively. Loans to participants and cash are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Westcorp
Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

3. Investments

The following investments represented five percent or more of the Plan’s net assets:

	December 31,
	2004	2003

American Funds Mutual Fund A	$6,105,142	$5,079,913
Westcorp common stock*	71,778,989	65,497,782
American Funds AMCAP Fund	7,413,856	6,392,274

*	Portion is non-participant directed.

The Plan’s investments (including investments bought, sold and held during the year) appreciated in fair value during 2004 as follows:

Investments at fair value as determined by quoted market prices:
Westcorp common stock	$15,865,542
Mutual funds	1,968,726

Net appreciation in fair value of investments	$17,834,268

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 27, 2005, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Administrative Costs

The Company agreed to voluntarily pay the Plan’s administrative expenses of $42,143 in 2004. The agreement to pay the administrative costs may be canceled by the Company at any time.

Westcorp
Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

6. Employer Contributions

On February 1, 2005, the Company’s Board of Directors elected to provide a contribution to the ESOP of $5,250,000, effective as of December 31, 2004. In 2004, the Company’s SSP contribution of $2,540,788 was partially offset by forfeitures of $500,000. At December 31, 2004, unallocated forfeitures totaling $268,290 remain in the Plan and available to the Company for future use.

7. ESOP Participant Allocation

The Plan allocates contributions, investment changes and forfeitures to participants’ ESOP accounts as follows:

Contributions: Each participant is credited with one unit for each $100 of eligible compensation plus an additional unit for each full year of service. These units are summarized and form the basis for the participant’s pro-rata contribution. All ESOP employer contributions credited to employees are invested in the Company’s common stock.

Investment Changes: Each participant account is allocated the amount of investment changes on a daily basis in the same proportion that the cash or shares of each participant’s account bears to the total accounts of all participants in the same investment option.

Forfeitures: Forfeitures are held within the Plan and can be used to offset employer match to the SSP and employer contributions to the ESOP.

8. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments are as follows:

	December 31,
	2004	2003

Net assets:
Cash and short-term investments	$399,821	$195,225
Westcorp common stock	57,859,015	53,487,716
Contribution receivable	5,250,000

	$63,508,836	$53,682,941

Westcorp
Employee Stock Ownership and Salary Savings Plan

Notes to Financial Statements (continued)

8. Nonparticipant-Directed Investments (continued)

For the Year Ended
December 31, 2004
Beginning balance	$53,682,941
Changes in net assets:
Transfers, net	(1,276,242)
Contribution	5,250,000
Investment income	779,637
Net realized and unrealized appreciation in fair value	12,827,326
Benefits paid to participants	(7,754,826)

Ending balance	$63,508,836

9. Holdings of Parties-in-Interest

The Plan has holdings of securities of parties-in-interest as follows:

	December 31,
	2004	2003

Westcorp common stock (1,617,244 and 1,844,296 shares in 2004 and 2003, respectively)	$71,778,989	$65,497,782

10. Risks and Uncertainties

The Plan provides for various investments in mutual funds, collective trust funds, Westcorp common stock, and other investments. Investments in general are subject to various risks, such as interest rates, credit and overall market volatility risks. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments.

Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedules

Westcorp
Employee Stock Ownership and Salary Savings Plan

Employer ID 510308535 Plan #001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

		ESOP		SSP		Total
Shares or			Current		Current	Current
Par Value	Identity of Issue	Cost**	Value	Cost	Value	Value

	Mutual Funds
71,515	John Hancock Core Equity Fund				$1,975,233	$1,975,233
869	MFS Research International Fund				13,715	13,715
157,144	American Funds Income Fund of America				2,916,584	2,916,584
230,557	American Funds American Mutual Fund A				6,105,142	6,105,142
219,724	John Hancock Government Income Fund				2,034,642	2,034,642
112,816	Fidelity Diversified International Fund				2,107,404	2,107,404
225,198	John Hancock Mid Cap Growth Fund				2,058,310	2,058,310
185,786	John Hancock Small Cap Growth Fund				1,861,579	1,861,579
681,031	John Hancock Technology Fund				2,492,572	2,492,572
404,466	American Funds AMCAP Fund				7,413,856	7,413,856

	Total Mutual Funds				28,979,037	28,979,037

	Common Stock
1,617,244	Westcorp*	$27,766,866	$57,859,015	$7,931,436	13,919,974	71,778,989

	Participant Loans Receivable
$1,466,895	Participant loans*, 5.00% to 10.50%
	through 2033				1,466,895	1,466,895

	Short-Term Investments
$4,861,827	John Hancock Stable Value Trust Fund			4,861,827	4,861,827	4,861,827
$ 903,848	Cash	399,821	399,821	504,027	504,027	903,848

	Total Short-Term Investments				5,365,854	5,765,675

	Total Investments		$58,258,836		$49,731,760	$107,990,596

*	Investment with a party-in-interest.

**	Cost of nonparticipant-directed investments.

Westcorp
Employee Stock Ownership and Salary Savings Plan

Employer ID 510308535 Plan #001

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2004

	Description of Asset	Sales
	including interest rate and	Number of	Dollar Value	Net
Identity of Party Involved	maturity in case of a loan	Transactions	of Sales	Gain (Loss)

Category (iii) Series of Transactions in excess of 5%

Westcorp	Common Stock	135	$7,754,826	$3,924,804

     There were no category (i), (ii) or (iv) reportable transactions during 2005.

EXHIBIT INDEX

Exhibit 23.1          Consent of Independent Auditors